UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

W. Hildebrandt Surgner, Jr., Esq.

Vice President, General Counsel and Secretary

Tredegar Corporation

1100 Boulders Parkway

Richmond, Virginia 23225

February 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 894650 100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

935,108
8 SHARED VOTING POWER

44,629
9 SOLE DISPOSITIVE POWER

935,108
10 SHARED DISPOSITIVE POWER

44,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

112,345 shares held by a charitable foundation and an aggregate of 1,829,883 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared dispositive and voting power)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

*	Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed on February 12, 2002 by Bruce C. Gottwald (“Mr. Gottwald”) with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”). The purpose for the filing of this Amendment No. 1 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald and to report that, as of February 14, 2006, Mr. Gottwald ceased to be the owner of more than 5% of the Issuer’s Common Stock.

Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 3. Source and Amount of Funds or Other Consideration.

On February 14, 2006, Mr. Gottwald entered into a Purchase Agreement, dated as of February 14, 2006 (the “Purchase Agreement”), between Mr. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd, Jr.’s Trust (the “Trust”) under the Will of Floyd D. Gottwald, pursuant to which the Trust sold 437,220 shares of common stock of NewMarket Corporation beneficially owned by it to Mr. Gottwald in exchange for 855,086 shares of the Issuer’s Common Stock beneficially owned by Mr. Gottwald (the “Share Exchange”). The Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 1,092,082 shares 1/

Percentage of Class Owned: 2.8%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - 935,108

(ii)	shared power to vote or to direct the vote - 156,974 2/

(iii)	sole power to dispose of or to direct the disposition of - 935,108

(iv)	shared power to dispose of or to direct the disposition of - 156,974 2/

1/	This amount does not include an aggregate of 1,829,884 (4.7%) shares owned by the adult sons of Mr. Gottwald who do not reside in their father’s home. Mr. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock. The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Mr. Gottwald is the beneficial owner of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

2/	This amount includes 112,345 shares owned by a charitable foundation for which Mr. Gottwald serves as one of the directors. Mr. Gottwald disclaims beneficial ownership of such shares.

(c)	Other than the sale of 855,086 shares of the Issuer’s Common Stock in the Share Exchange described in Item 3, there have been no transactions by Mr. Gottwald in the past 60 days involving shares of the Issuer’s Common Stock.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 156,974 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

(e)	On February 14, 2006, as a result of the Share Exchange, Mr. Gottwald ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gottwald and any other person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2006	/s/ Bruce C. Gottwald
Bruce C. Gottwald

EXHIBIT INDEX

Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.